UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER 000-22849

FORM 12b-25

CUSIP NUMBER 682875 208

NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-K   ___ Form 20-F   ___ Form 11-K      X       Form 10-Q    ___ Form 10-D  ___ Form N-SAR

___ Form N-CSR

                                For Period Ended:              December 31, 2011

                                ___         Transition Report on Form 10-K

                                ___         Transition Report on Form 20-F

                                ___         Transition Report on Form 11-K

                                ___         Transition Report on Form 10-Q

                                ___         Transition Report on Form N-SAR

                                For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

                Onstream Media Corporation

Full Name of Registrant

Former Name if Applicable

                1291 S.W. 29 Avenue

Address of Principal Executive Office (Street and Number)

                Pompano Beach, Florida  33069

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q was not filed within the prescribed time period primarily because additional time is required to complete certain valuations and projections that would affect the disclosures and/or numbers included in such Form 10-Q.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                             Robert Tomlinson, CFO                                       954                                                  917-6655

                                             (Name)                                              (Area Code)                             (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                                                                                                                                                                Yes         X               No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                              Yes         X               No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our consolidated net loss for the three months ended December 31, 2011 is expected to be approximately $245,000 less than our approximately $898,000 consolidated net loss for the three months ended December 31, 2010. Although the amounts of any additional expense adjustments have not yet been determined, because additional time is required to complete certain related valuations and projections, such  additional expense adjustments are not expected to exceed the $245,000 differential mentioned above.

                                      Onstream Media Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       February 15, 2011                                                                                                                    By  /s/ Robert E. Tomlinson

                                                                                                                                                                         Robert E. Tomlinson, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).